mwe.com Dan Woodard Attorney at Law dwoodard@mwe.com +1 212 547 55553

October 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Kuhn
Rufus Decker
Stacey Peikin
Jennifer López Molina

Re:	Brag House Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted February 14, 2022
CIK No. 0001903595

Dear Mr. Angelini:

On behalf of Brag House Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 14, 2022, relating to the above referenced Draft Registration Statement on Form S-1 (CIK No. 0001903595) submitted by the Company on February 14, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Draft Registration Statement on Form S-1

Prospectus Summary

Business Overview, page 1

1.	Both here and in the “Business” section, please expand the discussion to disclose your revenue generating activities including those discussed on pages 51-54 (e.g., subscribers, advertisers, merchandise, tournament fees, etc.) and the percentage of your revenue generated by each activity. In this regard, we note your statement on page 1 that “...we believe we are strongly positioned to capitalize on a large portion of the available gaming market” and note your discussion of your user growth. Please expand to discuss how you will capitalize on this user growth. In addition, explain how views and impressions will affect your revenues and profit.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 43, 53 and 61 of the Amendment No. 1 to discuss its revenue generating activities, and to explain how views and impressions will affect its revenues and profit.

Industry and Other Data, page 34

2.	Please revise to clarify whether you commissioned any of the third-party data identified throughout the prospectus. To the extent you commissioned any such data, disclose the identity of these third-parties, and provide the consent of the third-party in accordance with Rule 436 and Section 7 of the Securities Act.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Amendment No. 1 to clarify that it did not commission any of the third-party data identified throughout the prospectus.

Capitalization, page 37

3.	Please revise your disclosures here and elsewhere throughout the filing to give effect to the UK Reorganization and the U.S. Reorganization. Also, revise your disclosures throughout the filing to clarify whether the U.S. Reorganization has now occurred, and, if it has, state the date of occurrence.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to give effect to the U.K. Reorganization and the U.S. Reorganization. In addition, the Company has revised its disclosure on pages 7, 43, F-8, F-16 and II-2 of Amendment No. 1 to clarify the status of the U.S. Reorganization and the date of its occurrence.

Providing Our Users Multiple Subscription (Membership) Options, page 52

4.	We note that as of December 31, 2021, you had 864 Bragger members. Please expand this section to disclose the number of members you had in each type of paid membership as of December 31, 2021. In addition, expand the discussion of each type of paid membership to disclose the cost per membership.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page59 of Amendment No. 1 to disclose the number of members it had in each type of paid membership as of December 31, 2022 and the cost per month for each type of paid membership.

Executive and Director Compensation, page 67

5.	Expand to identify your named executive officers. Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021, and expand to disclose any compensation paid to Mr. Malloy. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1 to identify its named executive officers and also to disclose the executive compensation disclosure for the fiscal year ended December 31, 2022 for all of its named executive officers.

Choice of Forum, page 71

6.	Regarding the provision in your certificate of incorporation that provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision. Please also add a risk factor disclosing the risks to investors of your exclusive forum provisions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Amendment No. 1 to add a risk factor disclosing the risks to investors of its exclusive forum provisions. In addition, the Company has revised its disclosure on pages 76-77 of Amendment No. 1 to clarify that there is uncertainty as to whether a court would enforce its exclusive forum provision.

General

7.	In an appropriate place in your prospectus, disclose how you define the following terms which are currently in your Key Performance Indicators section on page 55 and other terms throughout the prospectus, including, users, followers, engagement, views and impressions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 61-62 of Amendment No. 1 to disclose how it defined the terms “engagement,” “views,” “reach” and “impressions.” In addition, the Company has removed reference to the terms “users” and “followers.”

8.	Please revise to include the terms of your material agreements, including the AWS agreement, agreements with third-party processors, Agency Supplier Agreement with Moroch Partners, any agreements with Jordan Belfort and your informal agreement with Black Collegiate Gaming Association. Please also file these agreements as exhibits to this registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 45, 62 and 63 of Amendment No. 1 to include the terms of its material agreements. The Company has also revised its exhibit index to include the Agency Supplier Agreement with Moroch and the AWS Agreement. The Company hereby advises the Staff that it has removed reference to Jordan Belfort from Amendment No. 1. The Company hereby also advises the Staff that it does not consider the informal agreement with the Black Collegiate Gaming Association to be material and has revised Amendment No. 1 to reflect this fact accordingly. The Company hereby further advises the Staff that it does not consider the agreements with third-party processors to be material.

9.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard
cc: Lavell Juan Malloy, II, Chief Executive Officer

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